Azolla, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2021 and 2022

Azolla Inc

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
AZOLLA INC. 7490 - 1	5,567.71
Total Bank Accounts	**$5,567.71**
Total Current Assets	**$5,567.71**
TOTAL ASSETS	**$5,567.71**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Additional paid in capital	20,000.00
Common stock	27.00
Retained Earnings	
Net Income	-14,459.29
Total Equity	**$5,567.71**
TOTAL LIABILITIES AND EQUITY	**$5,567.71**

Azolla Inc

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
AZOLLA INC. 7490 - 1	13,158.25
Software & appst	335.99
Total Bank Accounts	**$13,494.24**
Accounts Receivable	
Accounts receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Payments to deposit	5.00
Uncategorized Asset	-30.00
Total Other Current Assets	**$ -25.00**
Total Current Assets	**$13,469.24**
TOTAL ASSETS	**$13,469.24**
LIABILITIES AND EQUITY	
Liabilities	
Total Liabilities	
Equity	
Additional paid in capital	45,000.00
Common stock	551.75
Opening balance equity	684.77
Retained Earnings	-14,459.29
Net Income	-18,307.99
Total Equity	**$13,469.24**
TOTAL LIABILITIES AND EQUITY	**$13,469.24**

Azolla Inc

Profit and Loss % of Total Income

January - December 2021

	TOTAL	
	JAN - DEC 2021	% OF INCOME
Income		
Total Income		**0.00%**
GROSS PROFIT	**$0.00**	**0.00%**
Expenses		
Contract labor	11,815.11	
Entertainment	264.50	
General business expenses		
Bank fees & service charges	8.00	
Total General business expenses	**8.00**	
Meals		
Meals with clients	260.06	
Total Meals	**260.06**	
Office expenses		
Shipping & postage	81.32	
Small tools & equipment	1,768.30	
Software & apps	177.00	
Total Office expenses	**2,026.62**	
Uncategorized Expense	85.00	
Total Expenses	**$14,459.29**	**0.00%**
NET OPERATING INCOME	**$ -14,459.29**	**0.00%**
NET INCOME	**$ -14,459.29**	**0.00%**

Azolla Inc

Profit and Loss % of Total Income
January - December 2022

	TOTAL	
	JAN - DEC 2022	% OF INCOME
Income		
Sales of Product Income	50.00	2.70 %
Services	5.00	0.27 %
Uncategorized Income	1,800.00	97.04 %
Total Income	**$1,855.00**	**100.00 %**
GROSS PROFIT	**$1,855.00**	**100.00 %**
Expenses		
Bank fees & service charges	0.05	0.00 %
Business licenses	565.00	30.46 %
Contract labor	4,560.00	245.82 %
Entertainment	5.75	0.31 %
General business expenses		
Bank fees & service charges	90.00	4.85 %
Continuing education	2,950.00	159.03 %
Memberships & subscriptions	115.85	6.25 %
Total General business expenses	**3,155.85**	**170.13 %**
Legal & accounting services		
Accounting fees	1,500.00	80.86 %
Total Legal & accounting services	**1,500.00**	**80.86 %**
Legal & Professional fees	1,800.00	97.04 %
Meals		
Meals with clients	400.99	21.62 %
Travel meals	326.69	17.61 %
Total Meals	**727.68**	**39.23 %**
Office expenses		
Shipping & postage	353.83	19.07 %
Small tools & equipment	5,136.35	276.89 %
Software & apps	619.80	33.41 %
Total Office expenses	**6,109.98**	**329.38 %**
Travel		
Airfare	748.19	40.33 %
Hotels	454.88	24.52 %
Taxis or shared rides	119.97	6.47 %
Total Travel	**1,323.04**	**71.32 %**
Utilities		
Internet & TV services	415.64	22.41 %
Total Utilities	**415.64**	**22.41 %**
Total Expenses	**$20,162.99**	**1,086.95 %**
NET OPERATING INCOME	**$ -18,307.99**	**-986.95 %**
NET INCOME	**$ -18,307.99**	**-986.95 %**

Azolla Inc

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-14,459.29
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$ -14,459.29**
FINANCING ACTIVITIES	
Additional paid in capital	20,000.00
Common stock	27.00
Net cash provided by financing activities	**$20,027.00**
NET CASH INCREASE FOR PERIOD	**$5,567.71**
CASH AT END OF PERIOD	**$5,567.71**

Azolla Inc

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-18,307.99
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts receivable (A/R)	0.00
Uncategorized Asset	30.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**30.00**
Net cash provided by operating activities	**$ -18,277.99**
FINANCING ACTIVITIES	
Additional paid in capital	25,000.00
Common stock	524.75
Opening balance equity	684.77
Net cash provided by financing activities	**$26,209.52**
NET CASH INCREASE FOR PERIOD	**$7,931.53**
Cash at beginning of period	5,567.71
CASH AT END OF PERIOD	**$13,499.24**

Azolla, Inc.
Statement of Changes in Equity

	Year Ended 2021	Year Ended 2022
Beginning Equity Balance	$0	$5,567.71
Net Income	$(14,459.29)	$(18,307.99)
Additional Paid-in Capital	$20,000.00	$25,000.00
Common Stock	$27.00	$524.75
Ending Equity Balance	$5,567.71	$13,469.24

Azolla, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2021 and 2022
$USD

1. ORGANIZATION AND PURPOSE

Azolla, Inc. (the "Company") is a corporation organized in January 09, 2020 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.